UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SCHERING AKTIENGESELLSCHAFT
(Name of Subject Company)

SCHERING AKTIENGESELLSCHAFT
(Name of Persons Filing Statement)

Ordinary Shares, no par value
(Title of Class of Securities)

DE 0007172009
(ISIN Number of Class of Securities)

American Depositary Shares, evidenced by American Depositary Receipts, each representing one Ordinary Share
(Title of Class of Securities)

806585204
(CUSIP Number of Class of Securities)

Ulrich Grohé, Esq.
Müllerstrasse 178
13353 Berlin
Federal Republic of Germany
Telephone: (011-49−30) 468−1111

(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

Copy to:
Peter S. Wilson, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
Telephone: (212) 474-1000

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory note:

This document relates to the proposed offer of cash compensation by Dritte BV GmbH, a wholly owned subsidiary of Bayer Aktiengesellschaft, in connection with the planned domination and profit and loss transfer agreement between Dritte BV GmbH and Schering Aktiengesellschaft. After the proposed offer of cash compensation is made available to Schering Aktiengesellschaft shareholders, Schering Aktiengesellschaft will file with the U.S. Securities and Exchange Commission a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer of cash compensation. Holders of ordinary shares and American depositary shares of Schering Aktiengesellschaft are advised to read such solicitation/recommendation statement when it becomes available because it will contain important information. Holders of ordinary shares and American depositary shares of Schering Aktiengesellschaft will be able to obtain such solicitation/recommendation statement and other filed documents when they become available free of charge at the U.S. Securities and Exchange Commission’s website (http://www.sec.gov) and at Schering Aktiengesellschaft’s website (http://www.schering.de).

Convenience Translation

Dritte BV Gesellschaft mit beschränkter Haftung
Restated Financial Statements for Fiscal 2003

Balance Sheet as of December 31, 2003

ASSETS			EQUITY AND LIABILITIES

	EUR		EUR
Current assets		Equity

		Capital stock	25,000
Cash on hand, checks and balances with the Bundesbank and other banks	25,000	Net loss	(445)

			24,555

		Provisions
		Other provisions	445
	25,000		25,000

Convenience Translation

Dritte BV Gesellschaft mit beschränkter Haftung
Restated Financial Statements for Fiscal 2003

Income Statement
for the Shortened Fiscal Year
from December 9 to December 31, 2003

EUR

General administration expenses	425

Other operating expenses	20

Income from ordinary operations / net loss	(445

Convenience Translation

Dritte BV Gesellschaft mit beschränkter Haftung
Restated Financial Statements for Fiscal 2003

Accounting Policies

The annual financial statements for Dritte BV Gesellschaft mit beschränkter Haftung have been prepared in accordance with the provisions of the German Commercial Code (HGB) applicable to small limited liability companies as defined in § 267 para. 1 HGB. These annual financial statements are an amended and restated version of the financial statements for fiscal 2003 dated February 16, 2004, which were adopted on August 1, 2004. The original financial statements are appended to the restated financial statements.

The amendments to the balance sheet and income statement comprise renaming certain items. In the notes to the financial statements, superfluous information contained in the section on recognition and valuation principles has been eliminated. Imprecise and incorrect statements made in the accounting policies section have been clarified.

The income statement has been drawn up using the cost-of-sales method.

The parent company, Bayer AG, Leverkusen, Germany, prepares consolidated financial statements. A copy of its consolidated financial statements can be obtained from its registered office. The consolidated financial statements are deposited with the Commercial Register of the Local Court (Amtsgericht) in Cologne, HRB 48248, and have been published in the Federal Gazette (Bundesanzeiger).

Recognition and Valuation Principles

Other provisions are established to cover all foreseeable risks and uncertain liabilities, based on reasonable estimates of such commitments as of the reporting date.

Notes to the Balance Sheet

Cash on hand, checks and balances with the Bundesbank and other banks

The company has bank balances totaling €25,000.

Other Information

Management

Dr. Armin Buchmeier, attorney-at-law
Joachim Reinders, business studies graduate

Leverkusen, June 30, 2006

Dritte BV Gesellschaft mit beschränkter Haftung

( Dr. Buchmeier ) ( Rosenberg )

Convenience Translation

Balance Sheet
for DritteBV GmbH for the Shortened Fiscal Year
from December 9 to December 31, 2003

ASSETS		EQUITY AND LIABILITIES
	EUR		EUR
Current assets		Equity

Bank balances	25,000	Capital stock	25,000
		Net loss	(445)
			24,555
		Provisions
		Other provisions	445
	25000		25,000

Convenience Translation

Income statement
for DritteBV GmbH
for the Shortened Fiscal Year from December 9 to December 31, 2003

EUR

General administration expenses	425

Other operating expenses	20

Income from ordinary operations	445

Other interest and similar income from affiliated companies	0

Interest and similar expenses paid to affiliated companies	0

Net interest position	0
Non-operating result	0

Income from ordinary operations / earnings before income taxes	(445)

Income taxes	-

Net income/loss	(445)

Convenience Translation

Notes to the Financial Statements

of DritteBV GmbH, Leverkusen,

for the Shortened Fiscal Year from December 9 to December 31, 2003

General

The accounting and valuation principles of Dritter BV used in the past have been retained in these financial statements.

To enhance clarity, certain items are combined in the income statement and balance sheet. These items are explained in the Notes.

The parent company, Bayer AG, Leverkusen, prepares consolidated financial statements, which are available from its registered office.

Recognition and Valuation Principles

Receivables and other assets are recognized at nominal value.

Other provisions are established to cover all foreseeable risks and uncertain liabilities. The provisions for uncertain liabilities reflect the amounts expected to be used.

Convenience Translation

Notes to the Balance Sheet

Bank balances

The company has bank balances totaling €25,000.

Other Information

Management

The managing directors were:

Dr. Armin Buchmeier
Joachim Reinders

Leverkusen, February 16, 2004
DritteBV GmbH

(Dr. Buchmeier)         (Reinders)

Convenience Translation

CONVENIENCE TRANSLATION

Dritte BV Gesellschaft mit beschränkter Haftung
Restated Financial Statements for Fiscal 2004

Balance Sheet as of December 31, 2004

ASSETS				EQUITY AND LIABILITIES
	Dec. 31, 2004 EUR	Dec. 31, 2003 EUR		Dec. 31, 2004 EUR	Dec. 31, 2003 EUR

Current assets			Equity

Receivables and other assets Receivables from affiliated companies	7,423	-	Capital stock	25,000	25,000
			Loss carried forward	(445)
			Net income/loss	0	(445)
Cash on hand, checks and balances with the Bundesbank and other banks	17,132	25,000		24,555	24,555
	24,555	25,000	Provisions
			Other provisions		445
	24,555	25,000		24,555	25,000

CONVENIENCE TRANSLATION

Dritte BV Gesellschaft mit beschränkter Haftung
Restated Financial Statements for Fiscal 2004

Income Statement for the Fiscal Year from
January 1 to December 31, 2004

	2004 EUR	2003 EUR

General administration expenses	7,125	425

Other operating expenses	184	20

Income from ordinary operations	(7,309)	(445)

Income from loss transfer	7,309	-

Net income/loss	0	(445)

CONVENIENCE TRANSLATION

Dritte BV Gesellschaft mit beschränkter Haftung
Restated Financial Statements for Fiscal 2004

Notes to the financial statements

Accounting Policies

The annual financial statements for Dritte BV Gesellschaft mit beschränkter Haftung have been prepared in accordance with the provisions of the German Commercial Code (HGB) applicable to small limited liability companies as defined in § 267 para. 1 HGB. These annual financial statements are an amended and restated version of the financial statements for fiscal 2004 dated April 19, 2005, which were adopted on April 28, 2005. The original financial statements are appended to the restated financial statements.

The amendments to the balance sheet and income statement comprise renaming certain items. The prior-year figures previously stated in thousands of euros (EUR ‘000) have been replaced by amounts in euros (EUR). Imprecise statements relating to accounting policies and recognition and valuation principles have been specified in more detail. Details of receivables due from the company’s stockholder, Bayer AG, have been expanded.

The recognition and valuation principles used in previous year have been retained in these financial statements. The income statement has been drawn up using the cost-of-sales method.

The parent company, Bayer AG, Leverkusen, Germany, prepares consolidated financial statements. A copy of its consolidated financial statements can be obtained from its registered office. The consolidated financial statements are deposited with the Commercial Register of the Local Court (Amtsgericht) in Cologne, HRB 48248, and have been published in the Federal Gazette (Bundesanzeiger).

Recognition and Valuation Principles

Receivables are stated at nominal value, less any necessary write-downs for amounts unlikely to be recovered.

Other provisions are established to cover all foreseeable risks and uncertain liabilities, based on reasonable estimates of such commitments as of the reporting date.

Notes to the Balance Sheet

Receivables from affiliated companies

The receivables are due from the company’s stockholder Bayer AG.

Cash on hand, checks and balances with the Bundesbank and other banks

The company has bank balances totaling €17,132 (December 31, 2003: €25,000).

CONVENIENCE TRANSLATION

Other Information

Management

Dr. Armin Buchmeier, attorney-at-law
Joachim Reinders, business studies graduate

Leverkusen, June 30, 2006

Dritte BV Gesellschaft mit beschränkter Haftung

( Dr. Buchmeier )         ( Rosenberg )

CONVENIENCE TRANSLATION

Balance Sheet
for DritteBV GmbH
as of December 31, 2004

ASSETS				EQUITY AND LIABILITIES

	Dec. 31, 2004 EUR	2003 EUR '000		Dec. 31, 2004 EUR	2003 EUR

Current assets			Equity

			Capital stock	25,000	25
Receivables from affiliated companies	7,423	-	Loss carried forward	(445)

Bank balances	17,132	25	Provisions	24,555

			Other provisions
	24,555	25		24,555	25

CONVENIENCE TRANSLATION
Income Statement
for DritteBV GmbH as of December 31, 2004

	December 31, 2004 EUR	2003 EUR ’000
General administration expenses	7,125	.
Other operating expenses	184
Income from ordinary operations	7,309	.
Other interest and similar income from affiliated companies	0	0
Interest and similar expenses paid to affiliated companies	0	0
Net interest position	0	0
Non-operating result	0	0
Income from ordinary operations / earnings before income taxes	(7,309)	-
Income from loss transfer	7,309	-
Net income/loss	0	.

CONVENIENCE TRANSLATION

Notes to the Financial Statements

of DritteBV GmbH, Leverkusen, as of December 31, 2004

General

The accounting and valuation principles of Dritter BV used in the past have been retained in these financial statements.

To enhance clarity, certain items are combined in the income statement and balance sheet. These items are explained in the Notes.

The parent company, Bayer AG, Leverkusen, prepares consolidated financial statements which are available from its registered office.

Recognition and Valuation Principles

Receivables and other assets are recognized at nominal value.

Other provisions are established to cover all foreseeable risks and uncertain liabilities. The provisions for uncertain liabilities reflect the amounts expected to be used.

CONVENIENCE TRANSLATION

Notes to the Balance Sheets

Bank balances

The company has bank balances totaling €17,132.

Other Information

Management

The managing directors were:

Dr. Armin Buchmeier
Joachim Reinders

Leverkusen, April 19, 2005

DritteBV GmbH

(Dr. Buchmeier)     (Rosenberg)

CONVENIENCE TRANSLATION

Dritte BV Gesellschaft mit beschränkter Haftung
Financial Statements for Fiscal 2005

Balance Sheet as of December 31, 2005

ASSETS					EQUITY AND LIABILITIES
	Dec. 31, 2005 EUR	Dec. 31, 2004 EUR		Dec. 31, 2005 EUR	Dec. 31, 2004 EUR
Current assets			Equity

Receivables and other assets Receivables from affiliated companies	10,743	7,423	Capital stock	25,000	25,000
			Loss carried forward	(445)	(445)
			Net income/loss	0	0

Cash on hand, checks and balances with the Bundesbank and other banks	25,084	17.132		24,555	24,555
	35,827	24,555	Liabilities	11,272	-
			Payables to affiliated companies

	35,827	24,555		35,827	24,555

CONVENIENCE TRANSLATION

Dritte BV Gesellschaft mit beschränkter Haftung
Annual Financial Statements 2005

Income Statement for the Fiscal Year from January 1 to December 31, 2005

	2005	2004
	EUR	EUR
General administration expenses	10,495	7,125

Other operating expenses	248	184

Income from ordinary operations	(10,743)	(7,309)

Income from loss transfer	(10,743)	7,309

Net income (loss)	0	0

CONVENIENCE TRANSLATION

Dritte BV Gesellschaft mit beschränkter Haftung
Financial Statements for Fiscal 2005

Notes to the financial statements

Accounting Policies

The annual financial statements for Dritte BV Gesellschaft mit beschränkter Haftung have been prepared in accordance with the provisions of the German Commercial Code (HGB) applicable to small limited liability companies as defined in § 267 para. 1 HGB. They are an amended version of the financial statements for 2005 dated January 30, 2005, which were published without delay immediately after submission to the company’s stockholder, Bayer AG, in compliance with the statutory regulations, but which have not yet been adopted. The original financial statements are appended to the restated financial statements.

The amendments to the balance sheet and income statement comprise renaming certain items. The prior-year figures previously stated in thousands of euros (EUR ‘000) have been replaced by amounts in euros (EUR). Imprecise statements relating to accounting policies and valuation and recognition principles have been specified in more detail. Details of receivables due from the stockholder, Bayer AG, have been expanded.

The accounting and valuation principles used in previous year have been retained in these financial statements.

The income statement has been drawn up using the cost-of-sales method.

The parent company, Bayer AG, Leverkusen, Germany, prepares consolidated financial statements. The consolidated financial statements are deposited with the Commercial Register of the Local Court (Amtsgericht) in Cologne, HRB 48248, and have been published in the Federal Gazette (Bundesanzeiger).

Recognition and Valuation Principles

Receivables are stated at nominal value, less any necessary write-downs for amounts unlikely to be recovered.

Other liabilities are carried at nominal or redemption value, whichever is higher.

Notes to the Balance Sheet

Receivables from affiliated companies
The receivables are due from the company’s shareholder Bayer AG.

Cash on hand, checks and balances with the Bundesbank and other banks

The company has bank balances totaling €25,084 (December 31, 2004: €17,132). Payables to affiliated companies

The payables are due to the company’s stockholder, Bayer AG. They are due within one year.

CONVENIENCE TRANSLATION

Other Information

Management

Dr. Armir Buchmeier, attorney-at-law
Joachim Reinders, business studies graduate (until April 15, 2005)
Dirk Rosenberg, business studies graduate (from April 16, 2005)

Leverkusen, June 30, 2006

Dritte BV Gesellschaft mit beschränkter Haftung

( Dr. Buchmeier )     ( Rosenberg )

CONVENIENCE TRANSLATION

Balance Sheet for
DritteBV GmbH, Leverkusen, as of December 31, 2005

Assets	December 31, 2004 EUR ‘000	31.12.2005 Euro	Equity and liabilities	Dec. 31. 2004 EUR ‘000	Dec. 31, 2005 EUR

Current assets Receivables and other assets	8 0	10.743	Equity	25	25,000
			Capital stock		445
			Loss carried forward
Receivables from affiliated [companies] Receivables from Bayer Group companies			Liabilities	25	24,555
	8	10,743	Payables to affiliated companies	0	11,272
Cash on hand and bank balances	17	25,084		0	11,272
	17	25,084
	25	35,827		25	35,827

Note to contingent liabilities in accordance with § 251 of the German Commercial Code (HGB)

CONVENIENCE TRANSLATION

Income statement
for
DritteBV GmbH, Leverkusen,
for the period from January 1, 2005 to December 31, 2005
	2004 EUR ’000	2005 EUR
General administration expenses	(7)	(10,495)
Other operating expenses		(248)
Operating result	(7)	(10,743)
Non-operating result	0	0
Income from ordinary operations / earnings before income taxes	(7)	(10,743)
Income from loss transfer	7	10,743
Net income/loss	0	0

CONVENIENCE TRANSLATION

Notes to the Financial Statements

of DritteBV GmbH, Leverkusen,

as of December 31, 2005

General

The accounting and valuation principles of Dritter BV GmbH used in the past have been retained in these financial statements.

To enhance clarity, certain items are combined in the income statement and balance sheet. These items are explained in the Notes.

The parent company, Bayer AG, Leverkusen, prepares consolidated financial statements that are available at the company’s headquarters.

Recognition and Valuation Principles

Receivables and other assets are recognized at nominal value. They are due within one year.

Other provisions are established to cover all foreseeable risks and uncertain liabilities. The provisions for uncertain liabilities reflect the amounts expected to be used.

CONVENIENCE TRANSLATION

Notes to the Balance Sheet

Receivables from and payables to affiliated companies have a term of less than one year.

The company has bank balances totaling €25,083.64.

Other Information

Management
The managing directors were:

Dr. Armin Buchmeier
Dirk Rosenberg

Leverkusen, January 30, 2006

DritteBV GmbH

( Dr. Buchmeier )         ( Rosenberg )